Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 17, 2016	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Real Estate Income Trust Inc.
Post-Effective Amendment to Form S-11
Filed April 20, 2016
File No. 333-200464

Dear Mr. Garrison:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”), we are submitting this letter to supplement the conversation we had with your office on May 13, 2016, following up on our response, dated April 29, 2016, to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 28, 2016, with respect to Post-Effective Amendment to Form S-11filed by the Company with the Commission on April 20, 2016 (File No. 333-200464)(the “POSAM”).

Please find, attached hereto as Exhibit A, a letter prepared by the Company in response to the Staff s comments, explaining the Company's position concerning the accounting treatment for interest on subordinated residual interest and the NAV treatment of the subordinated interest. We would like to note that, as stated in the attached letter, EisnerAmper LLP, the Company's independent publicly registered accounting firm, has reviewed the Company's accounting treatment related to the subordinated residual interest and concurs with Company's conclusions.

We would also like to direct the Staff's attention to the Company's quarterly report on Form 10-Q, filed with the Commission on May 16, 2016, which contains the accounting treatment as described in the POSAM.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

EXHIBIT A

Accounting Treatment for Subordinated Participation Interest

LIGHTSTONE

460 Park Avenue
New York, NY 10022
lightstonegroup com

May 17, 2016

Mr. Peter M. Fass, Partner
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299

RE: Lightstone Real Estate Income Trust Inc. - Accounting Treatment for Subordinated Residual Interest Agreement

Dear Peter,

Pursuant to your request for our analysis of the GAAP accounting treatment related to the subordinated loan agreement (the "Subordinated Residual Agreement") between Lightstone Real Estate Income Trust Inc. (the "Company") and the Lightstone Group, LLC (the "Sponsor"), we respectfully submit the following:

Background

On March 18, 2016, the Company and the Sponsor, a related party, entered into the Subordinated Residual Interest Agreement pursuant to which the Sponsor committed to make a significant subordinated unsecured loan to the Company of up to $36.0 million (the "Subordinated Residual Interest"), which is equivalent to 12.0% of the $300.0 million maximum offering amount of the Company's initial public offering (the "Offering") of common stock (the "Common Shares"). Specifically, the Subordinated Residual Interest Agreement provides for quarterly draws to be paid by the Sponsor in an amount equal to the product of (i) $10.00 minus the then-current estimated net asset value ("NAV") per share, multiplied by (ii) the number of Common Shares outstanding. The draws under the Subordinated Residual Interest Agreement will be used to increase the Company's cash available for investment in real estate-related investments. Interest will retroactively accrue on the Subordinated Residual Interest at an annual rate of 1.48% back to the date of each quarterly draw under the Subordinated Residual Interest Agreement, but no interest or principal will be due and payable to the Sponsor until holders of the Company's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments.

The Sponsor's obligation under Subordinated Residual Interest Agreement will continue until the earlier of: (i) the termination of the Offering; (ii) proceeds drawn under the Subordinated Residual Interest Agreement are equal to an aggregate of $36.0 million; and/or (iii) the Company receives gross Offering proceeds of $300.0 million. The draws under the Subordinated Residual Interest Agreement will have the effect of increasing the Company's NAV per share until holders of the Company's Common Shares have received distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. The Company cannot guarantee that holders of its Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions in connection with the Company's liquidation initially will be made to holders of its Common Shares, until holders of its Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Thereafter, the Company will be obligated to repay the outstanding principal amount and accrued interest to the Sponsor, as described in the Subordinated Residual Interest Agreement. In the unlikely event that additional liquidation distributions are available after the Company makes the principal and interest payments to its Sponsor under the Subordinated Residual Interest Agreement, 85.0% and 15.0% of such additional distributions will be paid to holders of the Company's Common Shares and its Sponsor, respectively.

Balance Sheet Classification of Subordinated Residual Interest

Although the Subordinated Residual Interest is evidenced by a loan, the Company has determined that it should be classified as a component of equity on its balance sheet since it does not represent a future cash obligation so much as permanent capital.

Specifically, the Subordinated Residual Interest is subordinate to **ALL** of the Company's other obligations (i.e., liabilities) **AND** its Common Shares. Additionally, the Subordinated Residual Interest only "matures" upon a liquidation event, as outlined below:

> "no interest or principal will be due and payable to the Sponsor until holders of the Company's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments."

Accounting Concept Statement #6 paragraph 54 states:

> "An entity's assets, liabilities, and equity (net assets) all pertain to the same set of probable future economic benefits. Assets are probable future economic benefits owned or controlled by the entity. Its liabilities are claims to the entity's assets by other entities and, once incurred, involve nondiscretionary future sacrifices of assets that must be satisfied on demand, at a specified or determinable date, or on occurrence of a specified event. **In contrast, equity is a residual interest—what remains after liabilities are deducted from assets—and depends significantly on the profitability of a business enterprise** or on fund-raising or other major or central operations of a not-for-profit organization. A not-for-profit organization may provide goods or services to resource providers who are also employees, members, or beneficiaries, but except upon dissolution or final liquidation of the organization, it cannot distribute assets to members or other resource providers as owners. A business enterprise may distribute assets resulting from income to its owners, but distributions to owners are discretionary, depending on the volition of owners or their representatives after considering the needs of the enterprise and restrictions imposed by law, regulation, or agreement. An enterprise is generally not obligated to transfer assets to owners except in the event of the enterprise's liquidation. An enterprise's liabilities and equity are mutually exclusive claims to or interests in the enterprise's assets by entities other than the enterprise, and liabilities take precedence over ownership interests."

Based on the above, the Subordinated Residual Interest represents a "residual interest" or what remains after the "liabilities are deducted from assets" of the Company. The Subordinated Residual Interest and its related interest are subordinated to all of the Company's obligations as well as its Common Shares plus a cumulative, pre-tax, non-compounded annual return of 8.0% and only potentially payable in the event of a liquidation of the Company.

In November 2014, the FASB issued ASU 2014-16 to amend ASC 815 (Derivatives and Hedging) and require the use of the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument issued in the form of a share is more akin to debt or to equity. The Company recognizes that the Subordinated Residual Interest is not a derivative; however, ASC 815 does provide guidance on determining whether an instrument is more akin to debt or equity.

ASC 815 (Derivatives and Hedging) -15 (Embedded Derivatives) - 25-16 discusses the criteria for determining if a host contract should be considered debt or equity and states:

> If the …[instrument] encompasses a **residual interest in an entity, then its economic characteristics and risks shall be considered that of an equity instrument**…

In addition, the Company considered each of the redemption, conversion, voting, dividend and protective rights of the Subordinated Residual Interest under ACC 815-15-25-17d.

While the Subordinated Residual Interest has no voting rights and no conversion rights (which can be indicators of a debt instrument) the Subordinated Residual Interest also has no protective rights or covenants or provisions that are substantially protective covenants (which can be indicators of an equity instrument).

In the case of the Subordinated Residual Interest, the most compelling features that indicate equity treatment are the perpetual nature of the Subordinated Residual Interest and the payment of interest. The Subordinated Residual Interest does not represent any future cash obligation and can only be redeemed and interest paid to the holder upon the full liquidation of the Company (after **ALL** of the Company's other obligations (i.e., liabilities) **AND** holders of the Company's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments).

Based on the above analysis of all stated and implied substantive terms and features of the Subordinated Residual Interest and the fact that there is only one potential outcome (the Subordinated Residual Interest can only be redeemed upon liquidation of the Company), the Company concluded that the Subordinated Residual Interest is more akin to equity than debt and will be classified as a component of equity since it represents a "residual interest" of the Company.

Additionally, ASC 480-10-25-4 states, "a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity."

While the Subordinated Residual Interest is in form a subordinated unsecured loan, it cannot be redeemed until after a full liquidation of the Company's Common Shares and therefore, the Company's position is that since the Subordinated Residual Interest can only be redeemed upon liquidation, it should not be classified as a liability but as equity.

The Securities and Exchange Commission ("SEC") requires certain redeemable equity instruments to be distinguished from permanent capital. The position of the SEC and its staff on the accounting for certain redeemable equity instruments has been codified in ASC 480-10-S99. ASC 480-10-S99 applies to equity-classified securities that are not otherwise required to be classified as liabilities by ASC 480. Since the Company's position is that the Subordinated Residual Interest should be classified as a component of equity and not as a liability, the Company applied the following guidance and determined that since Subordinated Residual Interest is only redeemable upon liquidation, it should be classified as permanent equity and not mezzanine or quasi equity since is it not subject to ASR 268.

480-10-S99-3A

Scope

3(f) Certain redemptions upon liquidation events. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268.

Accounting Treatment for Interest on Subordinated Residual Interest

Interest will retroactively accrue on the Subordinated Residual Interest at a rate of 1.48% back to the date of each quarterly draw under the Subordinated Residual Interest Agreement, but no interest or principal will be due and payable to the sponsor until holders of the Company's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Since payment of interest is contingent upon the Company's liquidation the fundamental "going concern assumption" underlying GAAP financial statements means that such an eventuality is not probable until approved and therefore recognition by the Company should only occur when payment becomes probable.

Additionally, currently the Company intends to make investments in real estate-related investments in the form of loans or preferred equity that will pay the Company interest/dividends at a specified rate of return and the return of the Company's initial investment upon maturity. Therefore, it is not probable that after holders of the Company's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments, the Company will have any remaining cash or net assets to repay the Subordinated Residual Interest or any interest. For as long as the payment of interest is not probable, the interest will have no effect on the Company's net income or earnings per share.

NAV Treatment of Subordinated Residual Interest

On April 29, 2013, the Investment Program Association ("IPA") issued Practice Guideline 2013-01, "Valuation of Publicly Registered, Non-Listed REITs" ("Practice Guideline 2013-01") with an effective date of May 1, 2013. Practice Guideline 2013-01 superseded the existing IPA Practice Standard for the Valuation of DPPs and is applicable to all publicly registered, non-listed real estate investment trusts.

Practice Guideline 2013-01 provides recommendations relating to the "Valuation" of non-listed REIT securities and the disclosure of such "Valuations". The term "Valuation" refers to an estimated value per share reported by the non-listed REIT distinct from the offering price of the non-listed REIT's security. In its "Basis of Valuations" guideline, the IPA recommends that the Valuation of NL REIT securities be based on the NL REIT's net asset value per share. In its "NAV Valuation Definition and Example of Methodology" guideline, the IPA recommends that the Net Asset Value be determined in a manner consistent with the definition of fair value under generally accepted accounting principles, primarily as set forth in ASC 820. Specifically, the IPA defines Net Asset Value as "The fair value of real estate, real estate-related investments and all other assets less the fair value of total liabilities." Additionally, Fair Value is defined as "The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Furthermore, in its NAV Valuation Methodology, the IPA provides an example of the recommended methodology to determine Net Asset Value and Net Asset Value Per Share and lays out four steps to do so as follows:

Step 1: Determination of Gross Asset Value:

- Establish the fair value of wholly owned individual real properties and real estate-related assets consistent with ASC 820.
- Allocate the NL REIT the fair value of assets and liabilities related to its investment interests in joint ventures and non-wholly owned subsidiaries based on the net fair value of such entities' assets less liabilities and the provisions of the joint venture/subsidiary agreements relating to the allocation of economic interests between the parties.
- Establish the fair value of any other tangible assets. For this purpose, cash, receivables, and certain prepaid expense and other current assets which have a defined and quantifiable future value should be included. Assets with a future value may include, but are not necessarily limited to, prepaid expenses and taxes, acquisition deposits and prepaid rental income where not otherwise accounted for in the determination of fair values of real estate and real estate-related assets. Intangible assets to be excluded include, but are not limited to, deferred financing costs, and all assets/liabilities required by ASC 805.

Step 2: Determination of Liabilities:

- Current Liabilities – GAAP book value when it approximates fair value
- Long-Term Debt – fair value ("marked to market") of debt maturing in one year or more.
- Minority Interests – based on allocation of fair value of assets less liabilities of the joint venture based on the provisions of the joint venture agreement relating to the allocation of economic interests between the parties.

Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments:

- Calculate and deduct: (i) any net asset value allocated to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor, management or general partner based on aggregate NAV of the company and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the partnership or advisory agreements and the terms of the preferred securities.

Step 4: Determination of Per Share Amount:

- Divide the resulting net asset value of the NL REIT allocable to common shareholders by the number of common shares outstanding (fully diluted).

The Company follows the provisions of IPA Practice Guideline 2013-01 in the determination of its NAV and NAV per Common Share. Accordingly, with respect to the Subordinated Residual Interest, the Company believes that since it is accounted for as a component of equity under GAAP, it should be reflected in the determination of NAV and NAV per Common Share as outlined in Step 3 above. Step 3 provides for the Company to calculate and deduct the amount of the Subordinated Residual Interest (both interest and principal) which would be payable to the Sponsor in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the Subordinated Residual Interest Agreement. Accordingly, the Subordinated Residual Interest will be valued at zero until the Company's estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 8%.

If you should have any questions or need further information, please contact me at your convenience.

Sincerely,

/s/ William G. Ellis
William G. Ellis
Chief Accounting Officer